Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

The Contract is hereby endorsed as follows:


     Delete Section 3.05, Maintenance Fee and replace with the following.

          There will be an annual maintenance fee of $10 in 1997 an annual maintenance fee of $5 in 1998 and an annual maintenance fee of $0 in 1999 and thereafter.



     The following language will replace all language found in Endorsement Form ETECSW-IO(XC).

          Without further amendment of this Contract, Aetna may, from time to time, establish and make available for election by the Contract Holder, one or more Individual Account systematic distribution options (SDO). When an SDO election is in effect as to any Individual Account, automatic withdrawals will be made from the Individual Account. No Surrender Fees apply to such automatic withdrawals made under an SDO. A Market Value Adjustment may apply depending on the terms of the SDO.

     Any SDO offered by Aetna will be subject to the following criteria:

     (a) any SDO established by Aetna will be made available among similarly situated contracts uniformly and on the basis of objective criteria consistently applied;

     (b) the availability of any SDO may be limited by terms and conditions applicable to the election of such SDO; and

     (c) Aetna may discontinue the availability of an SDO at any time. Except to the extent required in order to comply with the applicable law, any such discontinuance shall not apply to any Individual Accounts as to which an election under such SDO is in effect at the time of such SDO's discontinuance.


Endorsed and made a part of the Contract on the effective date of the Contract.


                                    /s/Dan Kearney
                                    President
                                    Aetna Life Insurance and Annuity Company

ENYSUT MF97